UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2011

001-34717
(Commission File Number)
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Alpha and Omega Semiconductor Limited
(Translation of registrant's name into English)
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Clarendon House
2 Church Street
Hamilton HM 11
Bermuda
(Address of principal registered office)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [x]      Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [  ]      No [ x ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Alpha and Omega Semiconductor Limited is furnishing under this cover of Form 6-K: Press release dated February 2, 2011 announcing the financial results for the second quarter of fiscal year 2011 .

EXHIBIT INDEX

Exhibit	Description

Exhibit 99.1	Press Release dated February 2, 2011 entitled "Alpha and Omega Semiconductor Announces Financial Results for the Second Quarter of Fiscal Year 2011"

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alpha and Omega Semiconductor Limited
Date: February 2, 2011	By:	/s/ EPHRAIM KWOK
	Name:	Ephraim Kwok
	Title:	Chief Financial Officer